UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

03017084

NO ACT
P.E 1-9-03
1-14514

DIVISION OF
CORPORATION FINANCE

March 10, 2003

James J. Dixon
Assistant Secretary and
Associate Counsel
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: Consolidated Edison, Inc.
Incoming letter dated January 9, 2003

Dear Mr. Dixon:

This is in response to your letters dated January 9, 2003 and January 17, 2003 concerning the shareholder proposal submitted to Con Edison by Allan Levins. We also have received letters from the proponent dated January 15, 2003 and January 22, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234-4814

CF

conEdison
a conEdison, inc. company

James J. Dixon
Assistant Secretary and
Associate Counsel

January 17, 2003

Via Airborne Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Consolidated Edison, Inc.
File No. 1-14514
Shareholder Proposal – Mr. Allan Levins
<u>Reply to Mr. Levins' letter of January 15, 2003</u>

Dear Ladies and Gentlemen:

This letter is provided in reply to Mr. Alan Levins' January 15, 2003 response to Consolidated Edison, Inc.'s ("Con Edison") January 9, 2003 letter to the Division of Corporation Finance in which Con Edison stated its intent to omit Mr. Levins' shareholder proposal from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement"). Mr. Levins' latest letter is attached as Exhibit A. Mr. Levins' hazy statements do not alter Con Edison's position that his proposal may be omitted from the 2003 Proxy Statement under the substantive provisions of Rules 14a-8(i)(3), (7) and (10) for the reasons set forth in Con Edison's January 9, 2003 submission. However, I do think it is necessary to clarify Mr. Levin's mischaracterization of certain facts presented in Con Edison's letter.

Mr. Levins' penultimate paragraph confuses the facts concerning Con Edison's Code of Conduct. Con Edison collects customer information that it uses and releases to various parties in the normal course of conducting its business. The materials provided in Exhibit B to Con Edison's submission illustrate that whether by its own choosing or being compelled by legal process, if Con Edison releases information outside of its normal business, it does so through decisions of its management taking into account the principle that Con Edison considers information in its customers records to be confidential.

Con Edison believes that, as explained in its previous letter, Mr. Levins' proposal infringes on Con Edison's ability to conduct its business and make decisions concerning the use of information it obtains during the conduct of its business activities. Accordingly, Con Edison is permitted to exclude Mr. Levins' proposal from its proxy statement under Rule 14a-8(i)(7). Moreover, Con Edison is permitted to omit Mr. Levins' proposal under Rule 14a(i)(10) since its Code of Conduct incorporates the spirit of Mr. Levins' proposal in its business practices.

For the reasons set forth above and in Con Edison's January 9, 2003 submission, Con Edison respectfully requests confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the proxy materials for Con Edison's 2003 Annual Meeting of Stockholders. In accordance with Rule 14a-8(j)(2), Con Edison hereby files with the Commission six copies of this letter, with exhibits. Further, we are forwarding a copy of this letter to Mr. Levins.

Please acknowledge receipt of this letter on the enclosed copy of this letter and return it in the stamped, self-addressed envelope provided.

Very truly yours,

enclosure

cc: (by Airborne Express)
Mr. Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234

EXHIBIT A

January 15, 2003

COPY TO CONSOLIDATED EDISON, INC.

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Consolidated Edison, Inc.
File No. 1-4514
Shareholder Proposal - Mr. Allan Levins

Gentlemen:

On December 7, 2002, I submitted the following material to Consolidated Edison, Inc. as a shareholder proposal to be voted on at the 2003 shareholder meeting.

"Allan Levins, 3306 Fillmore Avenue, Brooklyn, New York 11234, owner of 153+ *[now 155+]* shares of common stock of Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* asks the Board of Directors to adopt and implement the following proposal at the 2003 meeting of shareholders:

"That the meter readers and other employees of the Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* and its subsidiary companies, who, in conjunction with their employment, enter customer's premises; do not, except in the case of observation of overt criminal activities, concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading material, or other paraphernalia related to any religion or belief of any organization or group, as to, the occupants of the premises

"Those employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises do so with only one legitimate purpose, that is, to secure operation of the electrical, *[now add gas and steam]* systems and determine the amount of energy procured from the Consolidated Edison Co. They are not in the customer's premises to operate as agents of the government in any witch hunt; nor are they there to make judgments as to the validity and acceptability of any lifestyle.

"Specifically, they are not there to end-run the constitutional privilege of ones being immune from governmental intrusion without probable cause."

Consolidated Edison, Inc. has written to you, their letter of January 6, 2003, objecting to my proposal, stating their intention *"... omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the '2003 Proxy Statement')..."*, my proposal, based on certain of their allegations. In the following I will counter their allegations.

First, I own the requisite number of shares (in value) to make a shareholder proposal, have held these shares for the required number of years, and have assured Consolidated Edison that I will hold these shares through the time of the annual meeting. Thus, I meet the technical requirements to make a shareholder proposal, and Consolidated Edison, Inc. does not make objection on any such basis.

Each of the Consolidated Edison, Inc. allegations is something of a red herring, and as such is intended to divert attention from what appears to be Consolidated Edison, Inc.'s apparent intent, that is, to serve as an agent of the government. This to me is an untenable act on the part of a private corporation.

Consolidated Edison references Rule 14a-8(i)(7) in claiming that the my proposal is inappropriate in that it relates to the company's ordinary business operations. Consolidated Edison's contention is somewhat chimerical in that the company's (i.e., Consolidated Edison's) ordinary business operations are limited to the distribution of electrical, gas, and steam energy; and except where theft of energy or noncompliance with code [both violations of law] are noted, have nothing to do with its customer's lifestyles or religious practices. Clearly, there is nothing legitimate in any of Consolidated Edison's employees reporting to anyone on their customers religious practices or lifestyles. My proposal would not restrict reporting in the matter of safety issues, which are all overt violations of law.

Consolidated Edison's contention that the proposal *"... may adversely affect Con Edison community oriented safety programs such as the 'Gatekeeper program.'"* is rather stretched, again while magnanimous, it is questionable as to whether or not such program is an ordinary business practice. Further, any such program likely functions with the consent of the customer observed. Any customer who wished to be a part of this program could volunteer for inclusion.

Consolidated Edison continues in its proposal-rejection effort with references to instances where the Division of Corporate Finance permitted various companies to omit proposals where such proposals would usurp management's ability to direct some aspect of the company's ordinary business practices. In the instant circumstance the proposal clearly does not relate to ordinary business practices. In fact, such practices would be outside such realm.

In its penultimate effort in its rejection of my proposal [second paragraph on page 3 of its letter, paragraph starting with *"We believe that Mr. Levins Proposal...].* Consolidated Edison Inc. suggests that the proposal is vague and ambiguous and that the intention of the proposal is masked. The suggestion that the proposal is masked or vague is nonsense. The intent of the proposal has obviously been clearly understood by all who have read it, including obviously those at Consolidated Edison who interestingly now claim otherwise, viz., that those Consolidated Edison personnel who enter customer's premises keep to themselves anything that they may observe regarding customer's religious practices and the like. Further, there is no compulsion [i.e., force] for a meter reader to, at any time, report on overt criminal activities he or she may observe, as Misprision of Felony is not a crime. And, judgment calls are a part of life.

Finally, and in apparent contradiction to Consolidated Edison's previous contention that my proposal relates to 'ordinary business practices'. Consolidated Edison, in the last paragraph on Page 3 of its letter refers to *"... customer information outside of the ordinary business use..."* effectively nullifying their previous 'ordinary-business' contention. Further, Consolidated Edison's suggestion that Section 7.1 of their Code of Conduct already covers my proposal is flawed in that Section 7.1 [see material they have forwarded to you] only covers "subpoenas or other legal documents", and does not cover disclosures which Consolidated Edison employees may wish to make under any other circumstance.

In summation, Consolidated Edison, Inc.'s effort to omit my proposal should not be countenanced

by the Commission. Rather, the Commission should reject such action by Consolidated Edison, Inc., and stipulate that my proposal be put before the shareholders for consideration.

Very truly yours,

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234-4814

Tel: 718-339-0056

Fax: 718-376-6489

Copy to: James Dixon, Assistant Secretary and Associate Counsel
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Consolidated Edison, Inc.
Incoming letter dated January 9, 2003

The proposal requests that employees of Con Edison who enter a customer's premises not concern themselves with or report on the lifestyles of the occupants of the premises.

There appears to be some basis for your view that Con Edison may exclude the proposal under rule 14a-8(i)(7), as relating to Con Edison's ordinary business operations (i.e., management of employees and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Con Edison omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Con Edison relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor

RECEIVED
2003 JAN 13 PM 4:52
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

conEdison
a conEdison, inc. company

James J. Dixon
Assistant Secretary and
Associate Counsel

January 9, 2003

Via Airborne Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 10 2003
WASH. D.C. 155

RE: Consolidated Edison, Inc.
File No. 1-14514
Shareholder Proposal – Mr. Allan Levins

Dear Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, by this letter Consolidated Edison, Inc. ("Con Edison" or "the Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement") a proposal received by facsimile on December 7, 2002, from Mr. Allan Levins (the "Proposal"). A copy of Mr. Levins' Proposal is included as Exhibit A to this letter. Con Edison plans to file its definitive proxy materials with the Securities and Exchange Commission on or about April 7, 2003.

Con Edison is a holding company with several subsidiaries, including Consolidated Edison Company of New York, Inc. ("CECONY"), a public utility company that provides electricity, natural gas and steam to customers in New York City and Westchester County, New York and Orange and Rockland Utilities, Inc. a public utility providing electricity and natural gas to customers in several counties in southeastern New York and adjacent sections of New Jersey and Pennsylvania. In the course of providing the utilities' services, employees may on occasion enter customers' premises. Mr. Levins' Proposal seeks to require that the employees who may enter customers' premises be prohibited from "concern[ing] themselves with and/or report[ing] to others including any governmental agency" observations relating to the "lifestyles" of the occupants of the premises except if the employee observes "overt criminal activities." Con

Consolidated Edison Company of New York, Inc.
4 Irving Place New York, NY 10003 212 460 6715 917 534 4458 fax

Edison believes that Mr. Levins' proposal may be properly omitted from its 2003 Proxy Statement and form of proxy under the substantive provisions of Rules 14a-8(i)(3), (7) and (10).

Con Edison believes that the Proposal may be omitted from its 2003 Proxy Statement under Rule 14a-8(i)(7) because the Proposal relates to conduct of Con Edison's ordinary business operations. Con Edison's board of directors, officers and management, in the course of conducting the Company's day-to-day operations, are responsible for all issues relating to customer service and the management of its employees. Whether or not the observations of Con Edison's employees should be reported to others -- including management, police or other governmental agencies that are trained to determine whether or not there are indications of criminal or safety related activity -- is an area traditionally left to management's judgment based on the facts and circumstances at the time of the observation. Mr. Levins' Proposal would tie the hands of the Con Edison's management in its supervision and direction of its employees in the carrying out of their jobs, a function that is clearly within the Company's ordinary business operations, as well as the hands of its employees to report their concerns to management.

If approved, the Proposal will replace management's judgment and limit employees' ability to communicate concerns regarding their observations to their supervisors. For instance, in the ordinary course of its business, Con Edison's management must be free to direct the reporting of, and by extension employees must be free to report issues of, safety that may result from a person's "lifestyle" (e.g., an open flame near a natural gas meter or an overloaded electric circuit). Consequently, Con Edison's employees cannot be limited to reporting just "overt criminal acts" or any other standards that may limit the Company's response to any potential issue or concern raised by what an employee may observe in the course of his or her work.

In addition, the proscriptions of the Proposal may adversely affect Con Edison community oriented safety programs such as the "Gatekeeper" program. Gatekeeper is a CECONY program under which field representatives who visit elderly customers' premises are encouraged to be alert to indications that the customer may be having difficulty in caring for him or herself. Appropriate governmental agencies will be contacted if an employee believes that the customer is in need of assistance. If approved, the Proposal would remove from management the prerogative and initiative to develop programs such as Gatekeeper that benefit the communities we serve.

In several no action letters, the Division of Corporation Finance permitted various companies to omit a proposal when the proposal, such as Mr. Levins' Proposal, would usurp management's ability to direct some aspect of the company's ordinary business operations. See OfficeMax, Inc. (January 25, 2000) (proposal suggesting registrant retain an independent consulting firm to measure both customer and employee satisfaction), General Electric Company (December 21, 1998) (proposal that registrant's board of directors adopt a policy to ensure a due process review procedure in the case of viewer complaints against its affiliate, NBC News), AT&T Corporation (February 8, 1998) (proposal concerning the registrant's customer relations department and requiring the registrant to provide certain service features), AMOCO Corporation (December 18, 1997) (proposal mandating that the registrant make some specific revisions to its code of ethics), and BankAmerica Corporation (March 23, 1992) (proposal to establish procedures to deal with a customer whose credit application is rejected).

We further believe that Mr. Levins' Proposal imposes vague and ambiguous requirements on Con Edison's management and employees for the conduct of Con Edison's business operations. The terms "concern themselves with" and "lifestyles" as used in the Proposal are ambiguous and subject to many interpretations that mask the intention of the Proposal and will make it difficult to comply with. The Proposal would also force our employees to make judgment calls as to what may or may not amount to "overt criminal activities," an ambiguous standard at best and one for which they are not trained to determine. The ambiguous nature of the Proposal violates the Rule 14a-9 prohibition against misleading proxy solicitations and Con Edison should be permitted to exclude it from the 2003 Proxy Statement under Rule 14a-8(i)(3).

Finally, to a large extent, the Proposal is already addressed by Con Edison's corporate policies and procedures. Con Edison recognizes that preserving the confidentiality of our customer information is critical to maintaining the public trust in the franchised services it provides and has recognized this in Section 9.0 of Con Edison's Code of Conduct (attached as Exhibit B), reserving for Con Edison's management the ultimate decision of whether to release customer information outside of the ordinary business use it may make of such information (*e.g.*, information provided to entities pursuant to regulation). Additionally, in the case of governmental inquiries concerning customer information that are outside of the normal course of Company business, such requests are to be forwarded to the CECONY Law Department prior to releasing any information (see Exhibit B, Con Edison's Code of Conduct Section 7.1).[1] These levels of review and decision making provide that any information released by the Company outside of its normal course of business will be screened and provided only for legitimate purposes. Accordingly, since Con Edison's Code of Conduct that governs the conduct of its management and employees has substantially implemented the apparent intent of the Proposal, the Proposal may also be excluded from the 2003 Proxy Statement under Rule 14a-8(i)(10).

[1] CECONY's Law Department provides legal services for all of Con Edison's subsidiary companies.

Con Edison respectfully requests confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the proxy materials for Con Edison's 2003 Annual Meeting of Stockholders.

In accordance with Rule 14a-8(j)(2), Con Edison hereby files with the Commission six copies of the Mr. Levins' proposal and this letter, with exhibits. Further, we are forwarding a copy of this letter to Mr. Levins informing him of Con Edison's intention to omit his proposal from its 2003 proxy materials.

Very truly yours,

James P. Lyn

enclosures

cc: (by Fax and Airborne Express)
Mr. Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234

EXHIBIT A

December 7, 2002

TRANSMITTED BY TELEFACSIMILE ON DECEMBER 7, 2002 TO 212-677-0601

Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003

Attention: Corporate Secretary's Office

Gentlemen:

Attached is my SHAREHOLDER'S PROPOSAL for consideration at the 2003 shareholder's meeting of the Consolidated Edison Company of New York, Inc. Be assured that I will retain my current 153+ common stock holding in the Consolidated Edison Company of New York, Inc. through the date of the 2003 annual meeting.

Will you please acknowledge [timely] receipt of this material and advise me as to whether or not it is presented in a form that is acceptable.

Very truly yours,

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, New York 11234-4814

Con Edison Account No. 0001752674

Tel: 718-339-0056

Fax: 718-376-6489

Allan Levins. 3306 Fillmore Avenue, Brooklyn, New York 11234, owner of 153+ shares of common stock of Consolidated Edison Company of New York, Inc., asks the Board of directors to adopt and implement the following proposal at the 2003 meeting of shareholders:

That the meter readers and other employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises; do not, except in the case of observation of overt criminal activities, concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading material, or other paraphernalia related to any religion or belief of any organization or group, as to, the occupants of the premises

Those employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises do so with only one legitimate purpose, that is, to secure operation of the electrical system and determine the amount energy procured from the Consolidated Edison Co. They are not in the customer's premises to operate as agents of the government in any witch hunt; nor are they there to make judgments as to the validity and acceptability of any lifestyle.

Specifically, they are not there to end run the constitutional privilege of ones being immune from governmental intrusion without probable cause.

EXHIBIT B

Our policy and our Company values prohibit us from offering any form of gratuity designed to secure favorable treatment or decisions for the Company. This applies to organizations with which we seek to do business, as well as to governmental representatives.

In addition, under New York State law, CECONY and O&R cannot offer positions to anyone employed by the State Department of Public Service (Public Service Commission). Likewise, under Company policy, we cannot offer jobs to employees of New York City and Westchester County whose positions require them to transact business with Con Edison. These individuals cannot be employed by the Company for a year after they leave their government agency jobs unless the proposed job offer has the approval of the Chairman. We must also adhere to any restrictions that other states may have regarding these issues, where the Company is doing business.

6.1 **Political Contributions:** Con Edison men and women are encouraged to participate in political processes, as individuals and on their own time. CECONY administers an employee's voluntary Political Action Committee (PAC). The PAC is funded by voluntary contributions from management employees, and contributes to political candidates and campaigns in accordance with all applicable laws and procedures. The PAC's administration costs are not borne by CECONY customers.

7.0 CONFIDENTIAL INFORMATION --

Con Edison men and women routinely deal with information about the Company, our customers, our vendors, our investors, and other employees. We are entrusted with this information, and we must protect it. The Company strictly prohibits disclosure or personal use of confidential information. This prohibition applies even if we leave the Company, and it applies to contractors or agents acting on our behalf.

As competition in the energy industry increases, we are becoming more restrictive about information. **Information once regularly distributed widely by the Company is now recognized as having competitive and strategic importance, and we no longer permit other energy companies and organizations to access such information. Similarly, system reliability and security concerns dictate that information regarding the Company's key systems, facilities, and infrastructure not be disclosed except as absolutely required.** If you have a concern or question about disclosing any type of information, please discuss it with your supervisor.

As a general rule, we should consider all Company information as confidential or proprietary, and not disclose it inside or outside the Company except, as our job requires (e.g., reporting information to regulatory agencies). Examples of especially sensitive information include (but are not limited to) security, system layout and integrity, financial and operational data, all customer records (covered separately in Section 9.0), personnel data and medical records, research and development projects, business and marketing plans, and all areas mentioned under the Insider Information section of this Code (Section 1.3).

"Confidential" status extends to processes, inventions and computer programs that we use or help create. For more information about the areas of "intellectual property," patents and inventions please call the Office of the General Counsel at (212) 460-6937.

7.1 **<u>Governmental Inquiries</u>:** If you receive a subpoena or other legal document, or you are contacted by law enforcement agencies concerning Company business (outside of your ordinary agency reporting requirements or procedures), you must notify your supervisor and contact the CECONY Law Department immediately at (212) 460-6961 or 460-3298 prior to responding or releasing any information.

8.0 COMPANY RECORDS --

All of us record and report information in the course of our work. For example, we submit time sheets, expense reports and medical claim forms. We fill out incident summaries, logs and other reports for use by the Company and regulatory agencies. We write reports of customer contacts, and we record many other kinds of operating and financial information.

This policy and our Company values require us to be vigilant about recording and reporting all information honestly, completely and accurately. We must meticulously follow the control procedures the Company has established for reporting various types of business and financial transactions, and we must not attempt to create misleading records. In addition, no undisclosed funds or accounts may be established for any purpose.

Serious consequences will apply if we falsify any information or records, including those that relate to the health and safety of employees and the public, information required by regulatory agencies, and billing data.

If you know of any instance that violates this policy - including any type of falsified data or information or concerns regarding accounting, internal accounting controls, or auditing matters - you MUST report it immediately to the General Auditor, or the ETHICS HELPLINE at 1-(800)-253-8885 or E-mail at Business Ethics. O&R employees may report violations to the O&R Ethics Office at (914) 577-2943, if they prefer. Calls may be made anonymously and all calls will be kept strictly confidential, investigated thoroughly, and documented appropriately.

9.0 CUSTOMER ACCOUNT RECORDS --

Con Edison men and women know that the accuracy and confidentiality of customer records are critical to preserving our public trust, and to the successful operation of our business. Only authorized employees are permitted access to customer database and billing systems such as the CECONY and O&R Customer Service Systems.

Employees who deal regularly with customer records must follow the accuracy and confidentiality procedures established by their customer service organization. In general, all employees should access accounts and process transactions only for customers who legitimately come to them in the normal course of business. We ***DO NOT*** disclose information about customer accounts or service transactions to an employee's or a customer's relatives, friends or other acquaintances; to consultants or other businesses; or to anyone else, except when authorized by the customer or a customer service supervisor.

10.0 CONCEALING INFORMATION --

This policy and our Company values direct us to provide any and all information requested by our internal auditors, external accountants, security service investigators, and representatives of the Law and Corporate Accounting departments.

We may be tempted to conceal or direct others to conceal mistakes or misconduct. This includes cover-ups, lies, shading the truth, or not reporting something that violates our Company procedures or the law. Such actions only worsen the original situation. Regardless of the nature of the incident, dishonesty in any form in reporting or recording Company business will not be tolerated.

Our internal auditing, accounting and law functions are key components of the checks and balances designed to ensure that the Company's activities, including the maintenance of our financial books and records, are being conducted properly. We must cooperate fully with our internal auditors and compliance personnel, including

December 7, 2002

TRANSMITTED BY TELEFACSIMILE ON DECEMBER 7, 2002 TO 212-677-0601

Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003

Attention: Corporate Secretary's Office

Gentlemen:

Attached is my SHAREHOLDER'S PROPOSAL for consideration at the 2003 shareholder's meeting of the Consolidated Edison Company of New York, Inc. Be assured that I will retain my current 153+ common stock holding in the Consolidated Edison Company of New York, Inc. through the date of the 2003 annual meeting.

Will you please acknowledge [timely] receipt of this material and advise me as to whether or not it is presented in a form that is acceptable.

Very truly yours,

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, New York 11234-4814

Con Edison Account No. 0001752674

Tel: 718-339-0056

Fax: 718-376-6489

Allan Levins, 3306 Fillmore Avenue, Brooklyn, New York 11234, owner of 153+ shares of common stock of Consolidated Edison Company of New York, Inc., asks the Board of directors to adopt and implement the following proposal at the 2003 meeting of shareholders:

That the meter readers and other employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises; do not, except in the case of observation of overt criminal activities, concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading material, or other paraphernalia related to any religion or belief of any organization or group, as to, the occupants of the premises

Those employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises do so with only one legitimate purpose, that is, to secure operation of the electrical system and determine the amount energy procured from the Consolidated Edison Co. They are not in the customer's premises to operate as agents of the government in any witch hunt; nor are they there to make judgments as to the validity and acceptability of any lifestyle.

Specifically, they are not there to end run the constitutional privilege of ones being immune from governmental intrusion without probable cause.

January 15, 2003

Security and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Consolidated Edison, Inc.
File No. 1-4514
Shareholder Proposal - Mr. Allan Levins

Gentlemen"

Enclosed are six copies of my response to the Consolidated Edison Inc. contention that my proposal as described therein is not appropriate for presentation to the shareholders at the 2003 Annual Meeting. Your attention to my response would be appreciated.

Very truly yours,

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234-4814

Tel: 718-339-0056

Fax: 718-376-6489

RECEIVED
2003 JAN 27 AM 9:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 15, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Consolidated Edison, Inc.
File No. 1-4514
Shareholder Proposal - Mr. Allan Levins

Gentlemen:

On December 7, 2002, I submitted the following material to Consolidated Edison, Inc. as a shareholder proposal to be voted on at the 2003 shareholder meeting.

> "Allan Levins, 3306 Fillmore Avenue, Brooklyn, New York 11234, owner of 153+ *[now 155+]* shares of common stock of Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* asks the Board of Directors to adopt and implement the following proposal at the 2003 meeting of shareholders:
>
> **"That the meter readers and other employees of the Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* and its subsidiary companies, who, in conjunction with their employment, enter customer's premises; do not, except in the case of observation of overt criminal activities, concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading material, or other paraphernalia related to any religion or belief of any organization or group, as to, the occupants of the premises**
>
> "Those employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises do so with only one legitimate purpose, that is, to secure operation of the electrical, *[now add gas and steam]* systems and determine the amount of energy procured from the Consolidated Edison Co. They are not in the customer's premises to operate as agents of the government in any witch hunt; nor are they there to make judgments as to the validity and acceptability of any lifestyle.
>
> "Specifically, they are not there to end-run the constitutional privilege of ones being immune from governmental intrusion without probable cause."

Consolidated Edison, Inc. has written to you, their letter of January 6, 2003, objecting to my proposal, stating their intention *"... omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the '2003 Proxy Statement')..."*, my proposal, based on certain of their allegations. In the following I will counter their allegations.

First, I own the requisite number of shares (in value) to make a shareholder proposal, have held these shares for the required number of years, and have assured Consolidated Edison that I will hold these shares through the time of the annual meeting. Thus, I meet the technical requirements to make a shareholder proposal, and Consolidated Edison, Inc. does not make objection on any such basis.

Each of the Consolidated Edison, Inc. allegations is something of a red herring, and as such is intended to divert attention from what appears to be Consolidated Edison, Inc.'s apparent intent, that is, to serve as an agent of the government. This to me is an untenable act on the part of a private corporation.

Consolidated Edison references Rule 14a-8(i)(7) in claiming that the my proposal is inappropriate in that it relates to the company's ordinary business operations. Consolidated Edison's contention is somewhat chimerical in that the company's (i.e., Consolidated Edison's) ordinary business operations are limited to the distribution of electrical, gas, and steam energy; and except where theft of energy or noncompliance with code [both violations of law] are noted, have nothing to do with its customer's lifestyles or religious practices. Clearly, there is nothing legitimate in any of Consolidated Edison's employees reporting to anyone on their customers religious practices or lifestyles. My proposal would not restrict reporting in the matter of safety issues, which are all overt violations of law.

Consolidated Edison's contention that the proposal *"... may adversely affect Con Edison community oriented safety programs such as the 'Gatekeeper program.' "* is rather stretched, again while magnanimous, it is questionable as to whether or not such program is an ordinary business practice. Further, any such program likely functions with the consent of the customer observed. Any customer who wished to be a part of this program could volunteer for inclusion.

Consolidated Edison continues in its proposal-rejection effort with references to instances where the Division of Corporate Finance permitted various companies to omit proposals where such proposals would usurp management's ability to direct some aspect of the company's ordinary business practices. In the instant circumstance the proposal clearly does not relate to ordinary business practices. In fact, such practices would be outside such realm.

In its penultimate effort in its rejection of my proposal [second paragraph on page 3 of its letter, paragraph starting with *"We believe that Mr. Levins Proposal... .]*, Consolidated Edison Inc. suggests that the proposal is vague and ambiguous and that the intention of the proposal is masked. The suggestion that the proposal is masked or vague is nonsense. The intent of the proposal has obviously been clearly understood by all who have read it, including obviously those at Consolidated Edison who interestingly now claim otherwise, viz., that those Consolidated Edison personnel who enter customer's premises keep to themselves anything that they may observe regarding customer's religious practices and the like. Further, there is no compulsion [i.e., force] for a meter reader to, at any time, report on overt criminal activities he or she may observe, as Misprision of Felony is not a crime. And, judgment calls are a part of life.

Finally, and in apparent contradiction to Consolidated Edison's previous contention that my proposal relates to 'ordinary business practices', Consolidated Edison, in the last paragraph on Page 3 of its letter refers to *"... customer information outside of the ordinary business use..."* effectively nullifying their previous 'ordinary-business' contention. Further, Consolidated Edison's suggestion that Section 7.1 of their Code of Conduct already covers my proposal is flawed in that Section 7.1 [see material they have forwarded to you] only covers "subpoenas or other legal documents", and does not cover disclosures which Consolidated Edison employees may wish to make under any other circumstance.

In summation, Consolidated Edison, Inc.'s effort to omit my proposal should not be countenanced

by the Commission. Rather, the Commission should reject such action by Consolidated Edison, Inc., and stipulate that my proposal be put before the shareholders for consideration.

Very truly yours,

Allan Levins

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234-4814

Tel: 718-339-0056

Fax: 718-376-6489

Copy to: James Dixon, Assistant Secretary and Associate Counsel
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

January 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Consolidated Edison, Inc.
File No. 1-4514
Shareholder Proposal - Mr. Allan Levins

Gentlemen:

This communication to you is part of a continuing saga, the most recent previous communication on this topic being Consolidated Edison, Inc.'s letter to you of January 17, 2003. In its January 17 letter, Consolidated Edison Inc. demeans my shareholder proposal by wrongly characterizing it as *"hazy"*, see the first paragraph in their letter. My proposal is anything but *"hazy"*, and Consolidated Edison, Inc., well knows such.

My proposal, which I hope will be presented to the shareholders of Consolidated Edison, Inc. for a vote in 2003 is:

> "Allan Levins, 3306 Fillmore Avenue, Brooklyn, New York 11234, owner of 153+ *[now 155+]* shares of common stock of Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* asks the Board of Directors to adopt and implement the following proposal at the 2003 meeting of shareholders:
>
> **"That the meter readers and other employees of the Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* and its subsidiary companies, who, in conjunction with their employment, enter customer's premises; do not, except in the case of observation of overt criminal activities, concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading material, or other paraphernalia related to any religion or belief of any organization or group, as to, the occupants of the premises**
>
> "Those employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises do so with only one legitimate purpose, that is, to secure operation of the electrical, *[now add gas and steam]* systems and determine the amount of energy procured from the Consolidated Edison Co. They are not in the customer's premises to operate as agents of the government in any witch hunt; nor are they there to make judgments as to the validity and acceptability of any lifestyle.
>
> "Specifically, they are not there to end-run the constitutional privilege of ones being immune from governmental intrusion without probable cause."

Consolidated Edison, Inc. counters with its desire to *"... omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the '2003 Proxy Statement')..."*, the item [my proposal] as covered in their communication to you of January 9, 2003. They have suggested rationales for their action, and each of their rationales was answered and countered in my letter to you of January 15, 2003. Now, lacking anything substantive, Consolidated Edison, Inc. claims haziness on my part; a claim that they cannot either specify nor substantiate. Most truthfully, Consolidated Edison, Inc. clearly demonstrates an intent to function as a 'yenta' [Yiddish for busybody] in its dealing with its customers and reporting on its customer's beliefs to the government, an action which is clearly outside the realm of Consolidated Edison's normal business.

Consolidated Edison, Inc.'s hostility to my proposal can be easily separated from anything flawed in my proposal; but rather related to Consolidated Edison, Inc.'s general attitude as presented in the following statement which appears on the Consolidated Edison utility bill:

> "NYC NYPD Terrorist Tip Hotline
> Report any suspicious activity to the NYPD Terrorist Tip Hotline at
> 1-888-NYC-SAFE. Working together we can keep NYC safe."

Accordingly, it should be evident to the commission that my proposal should be put before the shareholders of Consolidated Edison, Inc. for a vote.

Very truly yours,

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234-4814

Tel: 718-339-0056

Fax: 718-376-6489

Copy to: James Dixon, Assistant Secretary and Associate Counsel
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

RECEIVED
2003 JAN 22 AM 11:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

conEdison
a conEdison, inc. company

James J. Dixon
Assistant Secretary and
Associate Counsel

January 17, 2003

Via Airborne Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Consolidated Edison, Inc.
File No. 1-14514
Shareholder Proposal – Mr. Allan Levins
Reply to Mr. Levins' letter of January 15, 2003

Dear Ladies and Gentlemen:

This letter is provided in reply to Mr. Alan Levins' January 15, 2003 response to Consolidated Edison, Inc.'s ("Con Edison") January 9, 2003 letter to the Division of Corporation Finance in which Con Edison stated its intent to omit Mr. Levins' shareholder proposal from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement"). Mr. Levins' latest letter is attached as Exhibit A. Mr. Levins' hazy statements do not alter Con Edison's position that his proposal may be omitted from the 2003 Proxy Statement under the substantive provisions of Rules 14a-8(i)(3), (7) and (10) for the reasons set forth in Con Edison's January 9, 2003 submission. However, I do think it is necessary to clarify Mr. Levin's mischaracterization of certain facts presented in Con Edison's letter.

Mr. Levins' penultimate paragraph confuses the facts concerning Con Edison's Code of Conduct. Con Edison collects customer information that it uses and releases to various parties in the normal course of conducting its business. The materials provided in Exhibit B to Con Edison's submission illustrate that whether by its own choosing or being compelled by legal process, if Con Edison releases information outside of its normal business, it does so through decisions of its management taking into account the principle that Con Edison considers information in its customers records to be confidential.

Con Edison believes that, as explained in its previous letter, Mr. Levins' proposal infringes on Con Edison's ability to conduct its business and make decisions concerning the use of information it obtains during the conduct of its business activities. Accordingly, Con Edison is permitted to exclude Mr. Levins' proposal from its proxy statement under Rule 14a-8(i)(7). Moreover, Con Edison is permitted to omit Mr. Levins' proposal under Rule 14a(i)(10) since its Code of Conduct incorporates the spirit of Mr. Levins' proposal in its business practices.

For the reasons set forth above and in Con Edison's January 9, 2003 submission, Con Edison respectfully requests confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the proxy materials for Con Edison's 2003 Annual Meeting of Stockholders. In accordance with Rule 14a-8(j)(2), Con Edison hereby files with the Commission six copies of this letter, with exhibits. Further, we are forwarding a copy of this letter to Mr. Levins.

Please acknowledge receipt of this letter on the enclosed copy of this letter and return it in the stamped, self-addressed envelope provided.

Very truly yours,

enclosure

cc: (by Airborne Express)
Mr. Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234

EXHIBIT A

January 15, 2003

COPY TO CONSOLIDATED EDISON, INC.

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Consolidated Edison, Inc.
File No. 1-4514
Shareholder Proposal - Mr. Allan Levins

Gentlemen:

On December 7, 2002, I submitted the following material to Consolidated Edison, Inc. as a shareholder proposal to be voted on at the 2003 shareholder meeting.

> "Allan Levins, 3306 Fillmore Avenue, Brooklyn, New York 11234, owner of 153+ *[now 155+]* shares of common stock of Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* asks the Board of Directors to adopt and implement the following proposal at the 2003 meeting of shareholders:
>
> **"That the meter readers and other employees of the Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* and its subsidiary companies, who, in conjunction with their employment, enter customer's premises; do not, except in the case of observation of overt criminal activities, concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading material, or other paraphernalia related to any religion or belief of any organization or group, as to, the occupants of the premises**
>
> "Those employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises do so with only one legitimate purpose, that is, to secure operation of the electrical, *[now add gas and steam]* systems and determine the amount of energy procured from the Consolidated Edison Co. They are not in the customer's premises to operate as agents of the government in any witch hunt; nor are they there to make judgments as to the validity and acceptability of any lifestyle.
>
> "Specifically, they are not there to end-run the constitutional privilege of ones being immune from governmental intrusion without probable cause."

Consolidated Edison, Inc. has written to you, their letter of January 6, 2003, objecting to my proposal, stating their intention *"... omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the '2003 Proxy Statement')..."*, my proposal, based on certain of their allegations. In the following I will counter their allegations.

First, I own the requisite number of shares (in value) to make a shareholder proposal, have held these shares for the required number of years, and have assured Consolidated Edison that I will hold these shares through the time of the annual meeting. Thus, I meet the technical requirements to make a shareholder proposal, and Consolidated Edison, Inc. does not make objection on any such basis.

Each of the Consolidated Edison, Inc. allegations is something of a red herring, and as such is intended to divert attention from what appears to be Consolidated Edison, Inc.'s apparent intent, that is, to serve as an agent of the government. This to me is an untenable act on the part of a private corporation.

Consolidated Edison references Rule 14a-8(i)(7) in claiming that the my proposal is inappropriate in that it relates to the company's ordinary business operations. Consolidated Edison's contention is somewhat chimerical in that the company's (i.e., Consolidated Edison's) ordinary business operations are limited to the distribution of electrical, gas, and steam energy; and except where theft of energy or noncompliance with code [both violations of law] are noted, have nothing to do with its customer's lifestyles or religious practices. Clearly, there is nothing legitimate in any of Consolidated Edison's employees reporting to anyone on their customers religious practices or lifestyles. My proposal would not restrict reporting in the matter of safety issues, which are all overt violations of law.

Consolidated Edison's contention that the proposal *"... may adversely affect Con Edison community oriented safety programs such as the 'Gatekeeper program.' "* is rather stretched, again while magnanimous, it is questionable as to whether or not such program is an ordinary business practice. Further, any such program likely functions with the consent of the customer observed. Any customer who wished to be a part of this program could volunteer for inclusion.

Consolidated Edison continues in its proposal-rejection effort with references to instances where the Division of Corporate Finance permitted various companies to omit proposals where such proposals would usurp management's ability to direct some aspect of the company's ordinary business practices. In the instant circumstance the proposal clearly does not relate to ordinary business practices. In fact, such practices would be outside such realm.

In its penultimate effort in its rejection of my proposal [second paragraph on page 3 of its letter, paragraph starting with *"We believe that Mr. Levins Proposal... .]*, Consolidated Edison Inc. suggests that the proposal is vague and ambiguous and that the intention of the proposal is masked. The suggestion that the proposal is masked or vague is nonsense. The intent of the proposal has obviously been clearly understood by all who have read it, including obviously those at Consolidated Edison who interestingly now claim otherwise, viz., that those Consolidated Edison personnel who enter customer's premises keep to themselves anything that they may observe regarding customer's religious practices and the like. Further, there is no compulsion [i.e., force] for a meter reader to, at any time, report on overt criminal activities he or she may observe, as Misprision of Felony is not a crime. And, judgment calls are a part of life.

Finally, and in apparent contradiction to Consolidated Edison's previous contention that my proposal relates to 'ordinary business practices', Consolidated Edison, in the last paragraph on Page 3 of its letter refers to *"... customer information outside of the ordinary business use..."* effectively nullifying their previous 'ordinary-business' contention. Further, Consolidated Edison's suggestion that Section 7.1 of their Code of Conduct already covers my proposal is flawed in that Section 7.1 [see material they have forwarded to you] only covers "subpoenas or other legal documents", and does not cover disclosures which Consolidated Edison employees may wish to make under any other circumstance.

In summation, Consolidated Edison, Inc.'s effort to omit my proposal should not be countenanced

by the Commission. Rather, the Commission should reject such action by Consolidated Edison, Inc., and stipulate that my proposal be put before the shareholders for consideration.

Very truly yours.

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234-4814

Tel: 718-339-0056

Fax: 718-376-6489

Copy to: James Dixon, Assistant Secretary and Associate Counsel
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

RECEIVED
2003 JAN 29 PM 2:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Consolidated Edison, Inc.
File No. 1-4514
Shareholder Proposal - Mr. Allan Levins

Gentlemen:

This communication to you is part of a continuing saga, the most recent previous communication on this topic being Consolidated Edison, Inc.'s letter to you of January 17, 2003. In its January 17 letter, Consolidated Edison Inc. demeans my shareholder proposal by wrongly characterizing it as *"hazy"*, see the first paragraph in their letter. My proposal is anything but *"hazy"*, and Consolidated Edison, Inc., well knows such.

My proposal, which I hope will be presented to the shareholders of Consolidated Edison, Inc. for a vote in 2003 is:

> "Allan Levins, 3306 Fillmore Avenue, Brooklyn, New York 11234, owner of 153+ *[now 155+]* shares of common stock of Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* asks the Board of Directors to adopt and implement the following proposal at the 2003 meeting of shareholders:
>
> **"That the meter readers and other employees of the Consolidated Edison Company of New York, Inc., *[should read Consolidated Edison, Inc.]* and its subsidiary companies, who, in conjunction with their employment, enter customer's premises; do not, except in the case of observation of overt criminal activities, concern themselves with and/or report to others including any governmental agency, lifestyles as may be evidenced by, for example, garments, reading material, or other paraphernalia related to any religion or belief of any organization or group, as to, the occupants of the premises**
>
> "Those employees of the Consolidated Edison Company of New York, Inc., and its subsidiary companies, who, in conjunction with their employment, enter customer's premises do so with only one legitimate purpose, that is, to secure operation of the electrical, *[now add gas and steam]* systems and determine the amount of energy procured from the Consolidated Edison Co. They are not in the customer's premises to operate as agents of the government in any witch hunt; nor are they there to make judgments as to the validity and acceptability of any lifestyle.
>
> "Specifically, they are not there to end-run the constitutional privilege of ones being immune from governmental intrusion without probable cause."

Consolidated Edison, Inc. counters with its desire to *"... omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the '2003 Proxy Statement')..."*, the item [my proposal] as covered in their communication to you of January 9, 2003. They have suggested rationales for their action, and each of their rationales was answered and countered in my letter to you of January 15, 2003. Now, lacking anything substantive, Consolidated Edison, Inc. claims haziness on my part; a claim that they cannot either specify nor substantiate. Most truthfully, Consolidated Edison, Inc. clearly demonstrates an intent to function as a 'yenta' [Yiddish for busybody] in its dealing with its customers and reporting on its customer's beliefs to the government, an action which is clearly outside the realm of Consolidated Edison's normal business.

Consolidated Edison, Inc.'s hostility to my proposal can be easily separated from anything flawed in my proposal; but rather related to Consolidated Edison, Inc.'s general attitude as presented in the following statement which appears on the Consolidated Edison utility bill:

> "NYC NYPD Terrorist Tip Hotline
> Report any suspicious activity to the NYPD Terrorist Tip Hotline at
> 1-888-NYC-SAFE. Working together we can keep NYC safe."

Accordingly, it should be evident to the commission that my proposal should be put before the shareholders of Consolidated Edison, Inc. for a vote.

Very truly yours,

Allan Levins

Allan Levins

Allan Levins
3306 Fillmore Avenue
Brooklyn, NY 11234-4814

Tel: 718-339-0056

Fax: 718-376-6489

Copy to: James Dixon, Assistant Secretary and Associate Counsel
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003